SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     1)*

KLX Energy Services Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

48253L 20 5

(CUSIP Number)

Paul Cornell

Managing Director and Chief Financial Officer

1415 Louisiana Street, Suite 2400

Houston, Texas 77002 Tel: (713) 751-7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 565,277 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 565,277 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 565,277 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 6.4%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 467,789 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 27,916 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 69,572 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group, L.P. may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.

(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 565,277 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 565,277 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 565,277 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 467,789 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 27,916 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 69,572 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.

(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 467,789 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 467,789 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 467,789 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 5.3%
14	TYPE OF REPORTING PERSON PN

(1)

Quintana Energy Partners—QES Holdings, L.L.C. is the record owner of these shares. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. and may be deemed to have beneficial ownership of the shares.

(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 27,916 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 27,916 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 27,916 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.3%
14	TYPE OF REPORTING PERSON PN

(1)	Quintana Energy Fund—FI, LP is the record owner of these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 69,572 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 69,572 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 69,572 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.8%
14	TYPE OF REPORTING PERSON PN

(1)	Quintana Energy Fund—TE, LP is the record owner of these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners—QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 467,789 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 467,789 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 467,789 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 5.3%
14	TYPE OF REPORTING PERSON OO

(1)	Quintana Energy Partners—QES Holdings L.L.C. is the record owner of these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 9,690 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 9,690 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 9,690 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.1%
14	TYPE OF REPORTING PERSON PN

(1)	QEP Management Co., LP is the record owner of these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 9,690 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 9,690 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 9,690 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.1%
14	TYPE OF REPORTING PERSON OO

(1)	QEP Management Co., LP is the record owner of these shares. QEP Management Co. GP, LLC is the general partner of QEP Management Co., LP and therefore may be deemed to beneficially own these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 279,657 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 279,657 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 279,657 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 3.2%
14	TYPE OF REPORTING PERSON OO

(1)	Robertson QES Investment LLC is the record owner of these shares.
(2)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Common Stock CUSIP No. 48253L 20 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 26,793 shares
	8	SHARED VOTING POWER (2)(3)(4) 854,624 shares
	9	SOLE DISPOSITIVE POWER (1) 26,793 shares
	10	SHARED DISPOSITIVE POWER (2)(3)(4) 854,624 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 881,417 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (5) 10.0%
14	TYPE OF REPORTING PERSON IN

(1)	These shares are directly held by Corbin J. Robertson, Jr. Includes 2,257 shares of restricted stock granted on March 5, 2021, which vest one year from the date of grant.
(2)

Includes 467,789 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 27,916 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 69,572 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP. Corbin J. Robertson, Jr. is a member of the board of directors of Quintana Capital Group GP Ltd. and may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd.

(3)

QEP Management Co., LP is the record owner of 9,690 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. Corbin J. Robertson, Jr. is a member of the board of directors of QEP Management Co. GP, LLC and may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP LLC.

(4)

Robertson QES Investment LLC is the record owner of 279,657 of these shares. As the sole manager of Robertson QES Investment LLC, Corbin J. Robertson Jr. may be deemed to beneficially own these shares.

(5)	Based on 8,831,007 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of KLX Energy Services Holdings, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed on August 6, 2020 (the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On March 5, 2021, Mr. Robertson was granted 2,257 shares of restricted stock, which vest one year from the date of grant. These shares of restricted stock were granted to Mr. Robertson in connection with his service on the Board of Directors of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

Each of Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP are in the process of winding up their 2006 vintage funds and intend to sell the Common Stock that they own in order to satisfy the need to return capital to their investors.

Mr. Robertson (individually), Robertson QES Investment LLC and QEP Management Co., L.P. continue to hold their shares for investment purposes.

However, each of the Reporting Persons retains the right to change its or his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a) Based on 8,831,007 shares of the Issuer’s Common Stock outstanding as of June 4, 2021, the shares of Common Stock held by the Reporting Persons constitute an aggregate of 10.0% of the outstanding shares of Common Stock of the Issuer. Please see row 13 of the applicable cover sheet to this Schedule 13D for each Reporting Person’s individual percentage ownership of the shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as set forth below or as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

On July 15, 2021, Quintana Energy Partners—QES Holdings, L.L.C. sold 19,551 shares of the Issuer, Quintana Energy Fund—TE, LP sold 2,908 shares of the Issuer, and Quintana Energy Fund—FI, LP sold 1,167 shares of the Issuer; in each case on the open market for a weighted average price of $7.30.

On July 16, 2021, Quintana Energy Partners—QES Holdings, L.L.C. sold 17,768 shares of the Issuer, Quintana Energy Fund—TE, LP sold 2,643 shares of the Issuer, and Quintana Energy Fund—FI, LP sold 1,060 shares of the Issuer; in each case on the open market for a weighted average price of $6.57.

On July 19, 2021, Quintana Energy Partners—QES Holdings, L.L.C. sold 12,871 shares of the Issuer, Quintana Energy Fund—TE, LP sold 1,914 shares of the Issuer, and Quintana Energy Fund—FI, LP sold 768 shares of the Issuer; in each case on the open market for a weighted average price of $6.06.

(d) Except for Mr. Robertson, who serves as a member of the Board, none of the Reporting Persons or Listed Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1	Power of Attorney dated July 28, 2020 (incorporated by reference to Exhibit 24.2 to Corbin J. Robertson, Jr.’s Form 3 related to the Issuer, filed with the Commission on July 30, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA CAPITAL GROUP GP LTD.

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA ENERGY FUND—FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA ENERGY FUND—TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QUINTANA ENERGY PARTNERS—QES
HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Paul J. Cornell
	Name:	Paul J. Cornell
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	ROBERTSON QES INVESTMENT LLC

/s/_Max L. Bouthillette
Max L. Bouthillette, attorney-in-fact for Robertson
QES Investment LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2021	CORBIN J. ROBERTSON, JR.

/s/ Max L. Bouthillette
Max L. Bouthillette, attorney-in-fact for Corbin J.
Robertson, Jr.